EXHIBIT 2.1

ASSET PURCHASE AND SALE AGREEMENT

BETWEEN

TUCHMAN CLEANERS, INC.,

as Seller

AND

USDC TUCHMAN INDIANA, INC

as Purchaser

ASSET PURCHASE AND SALE AGREEMENT

THIS ASSET PURCHASE AND SALE AGREEMENT (“Agreement”) is made and entered into this 20th day of August, 2008, by and between Tuchman Cleaners, Inc., an Indiana Corporation (“Seller”), and USDC Tuchman Indiana, Inc, a California Corporation (“Purchaser”) to be formed prior to closing and US Dry Cleaning Corporation, a Delaware Corporation (“Parent”) solely for the purposes for making this Bid.

WHEREAS, on July 7, 2008 (the “Petition Date”), Seller and certain of Seller’s affiliates filed voluntary petitions for relief (the “Bankruptcy Cases”) under Chapter 11 of Title 11, U.S.C. §§ 101 et seq., as amended (the “Bankruptcy Code”), in the United States Bankruptcy Court for the District of Delaware (together with any court having proper jurisdiction with respect to the Bankruptcy Cases, the “Bankruptcy Court”);

WHEREAS, Seller, as a debtor and debtor-in-possession, has continued in the possession of its assets and in the management of the Business (as hereinafter defined) pursuant to §§ 1107 and 1108 of the Bankruptcy Code;

WHEREAS, Seller owns and operates a dry cleaning business at the Business Locations (as hereinafter defined) in  Indiana (the “Business”); and

WHEREAS, Purchaser wishes to purchase from Seller and Seller wishes to sell to Purchaser all of the Acquired Assets (defined below) upon all of the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the respective covenants and conditions herein contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Seller and the Purchaser hereby agree as follows:

1.0          PURCHASE AND SALE

1.1   ACQUIRED ASSETS

Upon the terms and subject to the conditions set forth in this Agreement, Purchaser will purchase from Seller, and Seller, will sell, transfer, assign, convey, and deliver to Purchaser, on the Closing Date, all of the assets of Seller relating to, and used or held for use in, or arising out of the Business (collectively, the “Acquired Assets”), including all of Seller’s right, title and interest in and to the assets described below, free and clear of all liens, claims, security interests, charges and encumbrances other than Permitted Encumbrances:

(a)	all furniture, fixtures, leasehold improvements, machinery, equipment, vehicles and other property used in the operation of the Business (including idle equipment);

(b)
all real property (collectively, “Real Property”) and all real property leases (collectively, “Property Leases”), each as set forth on Schedule 1.1(b) (excluding any locations set forth on Schedule 1.1(b) that are excluded from the Acquired Assets), used by Seller to conduct the Business (collectively, the “Business Locations” and each a “Store”);

(c)	all equipment leases set forth on Schedule 1.1(c) for equipment leased by Seller and used in connection with the operation of the Business at the Business Locations (collectively, “Equipment Leases”);

(d)	all customer accounts receivable, work in process and “clothes on the line” generated by the Business and existing on the Closing Date;

(e)	all prepaid advances including security deposits under the Property Leases;

(f)
all books and records, notes and other data pertaining to the Business (or, where appropriate, copies thereof) other than Seller’s corporate records, personnel files, financial statements and records, tax returns and records;

(g)
to the extent transferable, all licenses, permits, approvals, and qualifications issued to Seller by any governmental unit, agency, body, or instrumentality with respect to the Seller’s operation of the Business;

(h)	all inventory and supplies located at each Business Location (collectively, “Inventory”);

(i)
all right and interest of Seller in and to all service contracts, repair agreements, and similar agreements and understandings with any and all suppliers of equipment and goods sold or leased in connection with the Business that are set forth on Schedule 1.1(i) (collectively, “Supplier Contracts”);

(j)	all goodwill and going concern value associated with the Acquired Assets and Business;

(k)	the starting cash on hand at the Business Locations (“Store Cash”) at the opening of business on the Closing Date which shall be described on Schedule 1.1(k);

(l)
all intangible personal property owned or held by Seller and used or useful in connection with the Business, but in all cases only to the extent of Seller’s interest therein and only to the extent transferable, together with all Books and Records pertaining exclusively to the Business (collectively, the “Intangible Property”), including, without limitation, the name “Tuchman Cleaners,” as used in the State of Indiana ( the “Trade Name”), domain names, websites and the items identified on Exhibit A hereto. Notwithstanding the sale and transfer to Purchaser of the Trade Name, Seller or its assignee shall have the right to use the Trade Name in connection with its store locations not sold to Purchaser for a period of three (3) months from Closing.  As used in this Agreement, Intangible Property shall in all events exclude (i) any materials containing privileged communications or information about employees, disclosure of which would violate an employee’s reasonable expectation of privacy and any other materials which are subject to attorney-client or any other privilege, and (ii) Seller’s corporate books and records relating to its organization and existence; and

(m)	any deposits or, subject to Section 6.3, letters of credit that have been put in place for environmental concerns with regard to any of the Stores.

1.2   EXCLUDED ASSETS

Notwithstanding the foregoing, Seller shall not sell and Purchaser shall not purchase the following as part of the purchase and sale of the Acquired Assets and Business (collectively, the “Excluded Assets”)

(a)	Except as provided in Section 1.1(k), all cash and cash equivalents;

(b)	Inventory transferred or used by Seller in the ordinary course of the Business prior to the Closing Date;

(c)
any Property Lease, Supplier Contract, or Equipment Lease terminated or expired prior to the Closing Date in accordance with its terms or in the ordinary course of the Business; and all Property Leases described on Schedule 1.2(c);

(d)
all liabilities and obligations under any collective bargaining agreement with a union or any other contractual relationship or arrangement of any nature with a union and/or any other employment related arrangement to which the present or former employees of Seller are or were entitled (including any severance arrangements), and shall have no obligation to employ any of Seller's employees in connection with or after the transactions contemplated hereby;

(e)	all credit card machines;

(f)	all accounting software not necessary to operate store terminals;

(g)	all claims, cross claims, and causes of action of Seller, including, without limitation, all claims and causes of action arising under §§ 542-553 of the United States Bankruptcy Code;

(h)	all insurance policies and other rights to indemnification of Seller by any third party; and

(i)	Seller’s rights under this Agreement and the Purchase Price.

2.0          SALE AND TRANSFER OF BUSINESS

2.1   PURCHASE PRICE

In consideration of Seller’s sale of the Acquired Assets and Business pursuant to this Agreement, Purchaser shall pay to Seller up to the sum of One Million One Hundred Thousand  Dollars ($1,100,000.00), (the “Purchase Price”). The Purchase Price shall be payable and adjusted as follows:

(a)
The Deposit of one hundred fifty thousand dollars ($150,000.00) made in connection with the agreement between Pride Cleaners, Inc. and USDC Kansas City, Inc. for the purchase of the Kansas City Assets shall be applied as the Deposit under this Agreement (the “Deposit”); and

(b)
On the Closing Date, (i) Purchaser shall pay an amount equal to the Purchase Price less the Deposit by wire transfer of immediately available funds to an account designated by Seller within one business day of the Closing Date; and (ii) Purchaser and Seller shall direct the Escrow Agent to deliver the Deposit to Seller.

(c)	Store Value shall be defined by Store locations on Schedule 2.1(c) and shall be the Purchase Price the Purchaser will pay for such Stores.

(d)	Adjustments to Purchase Price shall be as follows:

(i)    Store Group #1 includes  the Stores known as #32, #46, # 44, #39, #21, #34 and #48 which comprise of approximately $1,800,000 in Revenues as described on Schedule 2.1(c), and which assets are described on Schedule 2.1(d)(i).  There are no contingencies for Store Group #1 other than the Cure being paid by the Seller.  Therefore, the purchase price for these stores shall be the Store Values described in Schedule 2.1(c).    “Revenues” shall mean all cash and cash equivalent sales excluding sales tax, environmental fund fees, discounts, and coupons relating to the Stores.

(ii)   Store Group #2 includes the Stores known as #24, #15, #18, #42, #30, #23, #38, #17, #36, #40 and #31 which comprise  approximately $5,000,000.00 in Revenues as described in Schedule 2.1(c), and which assets are described on Schedule 2.1(d)(ii).  The Store Value for each location is described on Schedule 2.1(c).  In order for a Store to qualify as an approved Store (a “Qualified Store”) one of the following must occur:

(1)   The Landlord for any of the Stores listed in Store Group #2 must agree to fully indemnify Purchaser for any past Environmental issues by executing the Landlord’s Amendment to Lease attached hereto as Exhibit B.

(2)   Purchaser agrees to (i) perform Phase II environmental studies at Store Group #2 Stores identified by Purchaser at Purchaser’s expense; or (ii) accept the estimate of Williams & Co. Consulting, Inc. set forth on attached Exhibit E as the amount of maximum environmental exposure for any Store Group #2 Store. The parties agree to use New Sesco, Inc (“Sesco”) to perform any Phase II environmental studies to determine the amount of environmental exposure for any Store Group #2 Store for which the estimate set forth in Exhibit E is not accepted (the amount of the accepted estimate from Exhibit E or as determined by Sesco with respect to any Store is herein referred to as the  “Maximum Exposure Estimate” for such Store).  In the event a Phase II environmental study concludes that the levels of any materials of environmental concern (“MEC”) found on, under and over a Store, including but not limited to Perchloroethylene (“PCE”), are under the acceptable levels or thresholds as set forth in Federal or State law or regulations, then the Store shall be deemed a Qualified Store.  In the event the Phase II concludes that the levels of any MEC found on, under and over a Store, including but not limited to PCE, are above the acceptable levels or thresholds as set forth in Federal or State law or regulations, then Seller and Purchaser shall request a Maximum Exposure Estimate from Sesco to remediate the MEC's in accordance with applicable Federal or State law, so as to comply with those thresholds or levels set forth in Federal or State law or regulations.  If the amount of the Maximum Exposure Estimate is equal to or less than the  Store Value then the Seller and Purchaser agree to reduce the Store Value by an amount equal to the Maximum Exposure Estimate.  If the Maximum Exposure Estimate is higher than the Store Value then Purchaser shall have up to 15 days from the date Purchaser receives the Maximum Exposure Estimate, but in no event later than September 22, 2008, to negotiate with the landlord of said Store to participate in the  Maximum Exposure Estimate, or  Purchaser may assume the environmental exposure. Notwithstanding the foregoing, in no event shall the amount paid by Purchaser for any Store Group #2 Store included in the Acquired Assets with respect to which the Maximum Exposure Estimate is equal to or greater than the Store Value set forth on Schedule 2.1(c) be less than the Minimum Store Value for such Store set forth on Schedule 2.1(c).

(iii)           Store Group #3 includes the Stores known as #52, #27, #50, #41, and #33 which comprise approximately $900,000 in Revenues as described on Schedule 2.1(c), and which Acquired Assets are described on Schedule 2.1(d)(iii).  In the event Purchaser is successful in acquiring a rent reduction acceptable to Purchaser in its  sole discretion, then Purchaser shall pay the Store Value as described on Schedule 2.1(c).

(iv)           On or before September 22, 2008, Purchaser shall notify Seller in writing (a) if the Purchase Price allocable to any Store included in Store Group #2 will be reduced by the Maximum Exposure Estimate or excluded from the sale; and (b) if any Store included in Store Group #3 will be included in the Acquired Assets.  Any Store included in Store Group #2 for which a notice has not been delivered to Seller by Purchaser on or before September 22, 2008, shall be deemed to be a Qualified Store.

(v)           Other Assets:  The assets described on Schedule 2.1(d)(iv) which are located at Store #11, 4401 N. Keystone, Indianapolis, IN 46205 are the assets of Seller (the “Other Assets”).  The parties acknowledge that Seller owns the Real Property and building.  Seller agrees to allow Purchaser 30 days after the Close to move the Other Assets located at Store #11 from the premises.  Seller agrees to keep the power, water and gas on at such premises so Purchaser may remove the Other Assets.  Seller further agrees not to abandon or transfer the Real Property to the State during said time.  Purchaser shall have the right in its sole discretion to leave some of the Other Assets at the Real Property.  Purchaser will deliver in writing a notice that Purchaser has completed the removal of the Other Assets it has deemed have value (“Removal Notice”).  Purchaser shall not be responsible to remove any Other Assets left at the Real Property after the Removal Notice. These Other Assets are included in the Purchase Price.

(e)           Minimum Purchase Price.  Notwithstanding any provisions of this Agreement to the contrary, in no event shall the Minimum Purchase Price for the Acquired Assets be less than $605,000.

2.2           Cure Claims.  With respect to each of the Property Leases, Equipment Leases and Supplier Contracts assigned to Purchaser on the Closing Date, except as otherwise provided herein, including, without limitation, Section 2.1(d)(ii), Seller shall satisfy on or before the Closing Date, all Liabilities or obligations thereunder (i) accruing or arising prior to or on the Closing Date or (ii) arising from or relating to any act, event or occurrence on or prior to the Closing Date (including, without limitation, any Liability or obligation for breach, misfeasance, or under any other theory relating to Seller’s conduct, performance or non-performance), that are required to be paid pursuant to 11 U.S.C. § 365 in order to assume and assign the Property Leases, Equipment Leases and Supplier Contracts to Purchaser, and to maintain any and all options thereunder to remain in force and effect (collectively, “Cure Claims”); provided, however, that Cure Claims shall not include any Environmental Claims or any claims for indemnification of Environmental Claims. The Property Leases, Equipment Leases and Supplier Contracts shall be assigned to Purchaser, pursuant to the Sale Order, free and clear of all Cure Claims.  Notwithstanding the foregoing, Seller shall not be required to satisfy Cure Claims to the extent Cure Claims exceed $75,000 (the “Maximum Cure Amount”), provided, however, that any amounts payable by Seller, or Purchase Price reductions, pursuant to Section 2.1(d)(ii)  shall not be considered Cure Claims for purposes of calculating the Maximum Cure Amount.  In the event aggregate Cure Claims exceed the Maximum Cure Amount, (i) Purchaser may elect to pay any Cure Claims in excess of the Maximum Cure Amount, without reduction of the Purchase Price; or (ii) if Purchaser does not elect to pay any Cure Claims in excess of the Maximum Cure Amount, Seller shall have the option to exclude any one or more Stores from the Acquired Assets such that the aggregate Cure Claims payable by Seller does not exceed the Maximum Cure Amount.  In the event Seller elects to exclude any one or more Stores from the Acquired Assets, the Purchase Price shall be adjusted by an amount equal to the Store Value.

2.3           ASSUMED LIABILITIES.

At Closing, Purchaser will assume only the following obligations of Seller (collectively, the “Assumed Liabilities”):

(a)  All obligations of Seller under the Property Leases arising from and after the Closing Date;

(b)  All obligations of Seller under the Equipment Leases arising from and after the Closing Date; and

(c)  All obligations of Seller under the Supplier Contracts.

2.4           NO OTHER LIABILITIES ASSUMED.

Anything to the contrary contained herein notwithstanding, except as expressly provided in Section 2.3, Purchaser shall not and does not assume any Liabilities or obligations whatsoever (including, without limitation, Liabilities and obligations relating to the conduct of the Business or to the Acquired Assets at any time on or prior to the Closing Date), whether relating to or arising out of the Business or the Acquired Assets or otherwise, matured or unmatured, fixed or contingent, disclosed or undisclosed.  Without limiting the foregoing, Purchaser shall not and does not assume any of the following: (i) taxes of any kind or nature; (ii) litigation and related claims and Liabilities and any other claims (including, without limitation, any pending litigation) against Seller of any kind or nature whatsoever involving or relating to facts, events or circumstances arising, relating to or occurring prior to the Closing, no matter when raised; (iii)  all Liabilities and obligations under any collective bargaining agreement with a union or any other contractual relationship or arrangement of any nature with a union and/or any other employment related arrangement to which the present or former employees of Seller are or were entitled (including any severance arrangements), and Purchaser shall have no obligation to employ any of Seller's employees in connection with or after the transactions contemplated hereby; (iv) Liabilities relating to any contract, agreement or arrangement between Seller and any other person or entity of any kind or nature whatsoever accruing, arising, relating to or occurring on or prior to the Closing Date, no matter when raised, except for those Liabilities set forth in Section 2.3; (iv) any note, bond or other evidence of indebtedness of Seller, except as set forth in Section 2.3; (v) any Liabilities arising out of or relating to any Excluded Assets; and (vi) any liability for fraud, breach, misfeasance or under any other theory relating to any conduct, performance or non-performance.  For purposes of this Agreement, “Liabilities” shall mean any and all debts, losses, Liabilities, claims (including claims as defined in the Bankruptcy Code), damages, fines, costs, royalties, warranties, proceedings, deficiencies, or obligations (including those arising out of any action or litigation, such as any settlement or compromise thereof or judgment or award therein), of any nature, whether known or unknown, absolute, accrued, contingent or otherwise and whether due or to become due, and whether or not resulting from third-party claims, and any out-of-pocket costs and expenses (including attorneys’, accountants’, or other fees and expenses incurred in defending any action or litigation or in investigating any of the same or in asserting rights hereunder).

2.5           ALLOCATION OF PURCHASE PRICE

The Purchase Price for the Acquired Assets shall be allocated as agreed upon by Seller and Purchaser on or before the Closing in writing.  The parties agree that this allocation was arrived at by arm’s length negotiation and that neither Purchaser nor Seller will take a position on any income tax return, before any governmental agency charged with the collection of any income tax or in any judicial proceeding that is in any manner inconsistent with the terms of this Section without the written consent of the other parties to this Agreement.

2.6           “AS IS” “WHERE IS” TRANSACTION

Purchaser hereby acknowledges and agrees that, except as expressly set forth in this Agreement, Seller makes no representations or warranties whatsoever, express or implied, with respect to any matter relating to the Business or the Acquired Assets.  Without in any way limiting the foregoing, Seller hereby disclaims any warranty (express or implied) of merchantability or fitness for any particular purpose as to any portion of the Acquired Assets.  Purchaser further acknowledges that Purchaser has conducted an independent inspection and investigation of the physical condition of all portions of the Acquired Assets and all such other matters relating to or affecting the Acquired Assets as Purchaser deemed necessary or appropriate and that in proceeding with its acquisition of the Business and the Acquired Assets, Purchaser is doing so based solely upon such independent inspections and investigations.  Accordingly, except as expressly set forth in this Agreement, Purchaser will accept, and is purchasing, the Business and the Acquired Assets on the Closing Date “AS IS” and “WHERE IS”.

3.0          CLOSING

3.1           CLOSING.

The Closing of the transactions provided for herein (the “Closing”) shall take place at the offices of Young Conaway Stargatt & Taylor, LLP, Wilmington, Delaware, or such other location as shall be mutually acceptable to Purchaser and Seller.

3.2           CLOSING DATE.

The Closing shall be held on or before September 30, 2008 (the “Closing Date”).

3.3           SELLER’S DELIVERIES TO PURCHASER AT CLOSING.

On the Closing Date, Seller shall deliver the following to Purchaser:

(a)           A certified copy of the Sale Order entered by the Bankruptcy Court.

(b)           A bill of sale, duly executed by Seller, in the form and on the terms of the bill of sale attached hereto as Exhibit “C” pursuant to which Seller transfers the Acquired Assets other than the Property Leases and the Equipment Leases to Purchaser (the “Bill of Sale”).

(c)           With respect to the Property Leases, the Equipment Leases, and the Supplier Contracts an Assignment and Assumption Agreement, duly executed by Seller, in substantially the form attached hereto as Exhibit “D” (the “Assumption Agreement”) in order to effect the assignment and assumption of the Property Leases, the Equipment Leases and the Supplier Contracts.

3.4           PURCHASER’S DELIVERIES TO SELLER AT CLOSING.

On the Closing Date, Purchaser shall deliver the following to Seller:

(a)           The Purchase Price less the Deposit.

(b)           The Assumption Agreement, duly executed by Purchaser.

3.5           PRORATIONS.

Rent, taxes, utilities and prepaid expenses arising from and after the Petition Date shall be prorated between Seller and Purchaser as of the Closing Date. All obligations due in respect of periods after the Petition Date and prior to and including the Closing Date shall be the obligations of Seller, and all obligations due in respect of periods after the Closing Date shall be the obligations of and shall be paid in full or otherwise satisfied by Purchaser. Rent shall be prorated on the basis of a thirty (30) day month.

3.6           SALES, USE AND OTHER TAXES.

Any sales, purchase, transfer, stamp, documentary stamp, use or similar taxes that may be payable by reason of the sale of the Acquired Assets under this Agreement or the transactions contemplated herein shall be borne and timely paid by Seller.

3.7           POSSESSION.

Right to possession of the Acquired Assets and risk of loss with respect to the Acquired Assets shall transfer to Purchaser on the Closing Date. Seller shall transfer and deliver to Purchaser on the Closing Date such keys, lock and safe combinations and other similar items as Purchaser shall require to obtain immediate and full occupation and control of the Acquired Assets.

4.0           REPRESENTATIONS AND WARRANTIES OF SELLER

Seller represents and warrants to Purchaser as follows:

4.1           ORGANIZATION AND GOOD STANDING: POWER AND AUTHORITY.  Seller is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Indiana, and has full corporate power and authority to operate the Business and to own the Assets, to carry on the Business as now being conducted, and, subject to entry of the Approval Order, to enter into and perform this Agreement and the transactions and other agreements and instruments contemplated by this Agreement.  This Agreement has been and all other agreements and instruments to be executed and delivered by Seller in connection herewith have been or will be duly executed and delivered by Seller.

4.2           CONFLICTS; DEFAULTS.  Neither the execution and delivery of this Agreement and the other agreements and instruments to be executed and delivered in connection herewith by Seller, nor the performance by Seller of the transactions contemplated hereby or thereby, will:  (a) violate, conflict with, or constitute a default under, any of the terms of any Seller’s Articles of Incorporation or Bylaws; (b) result in the creation or imposition of any liens in favor of any third person or entity upon any of the Acquired Assets; (c) violate any law, statute, judgment, decree, order, rule or regulation of any governmental authority; or (d) constitute an event that, after notice or lapse of time or both, would result in such violation or creation or imposition of liens on the Acquired Assets.

4.3           ASSETS.  Seller has good and marketable title to the Acquired Assets and, at the Closing, will deliver the Acquired Assets free and clear of all liens, encumbrances, obligations and claims of any kind or nature whatsoever other than as specifically described in this Agreement, including, without limitation, any Environmental Claims.

4.4           REAL PROPERTY.  To Seller’s Knowledge, the Real Property is (i) in good condition and repair and there has been no damage, destruction or loss to any of the Real Property that remains unremedied by the Seller to date (ordinary wear and tear excepted), (ii) suitable to carry out the Business as conducted thereon by Seller, and (iii) adequately serviced by all utilities and services necessary for the conduct of the Business as conducted thereon by Seller.

4.5           FINANCIAL STATEMENTS. Seller has or will provide unaudited financial statements for the three (3) most recently completed fiscal years for which financial statements are available and any available financial statements for any interim period commencing after the end of the most recently completed fiscal year (collectively, the “Financial Statements”). The Financial Statements have been prepared in accordance with GAAP consistently applied throughout the periods involved and present fairly in all material respects the financial position of Seller as of the date of such Financial Statements and the results of operations and cash flows for the periods covered thereby.

4.6           ENVIRONMENTAL MATTERS.

(a) Except as set forth on Exhibit E, the Seller has conducted the Business in full compliance with all Environmental Laws, which compliance includes, but is not limited to, the possession by the Seller of all permits and other governmental authorizations required under all Environmental Laws, and compliance with the terms and conditions thereof.  Except as set forth on Exhibit E, the Seller has not received any communication (written or oral), whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that Seller is not in such full compliance, and Seller’s Knowledge there are no circumstances that may prevent or interfere with such full compliance in the future.  Seller has or will provide prior to the Closing all permits and other governmental authorizations currently held by the Seller in connection with the Business pursuant to all Environmental Laws.

(b) Except as set forth on Exhibit E, in connection with the Business, there is no Environmental Claim pending or, to Seller’s Knowledge, threatened against Seller or against any person or entity whose liability for any Environmental Claim the Seller  has retained or assumed either contractually or by operation of law.

(c)   Except as set forth on Exhibit E and except as set forth in Section 2.1(ii)(1) and (2) herein, the Seller is not required by virtue of the transactions set forth herein and contemplated hereby, or as a condition to the effectiveness of any transactions contemplated hereby, (i) to perform a site assessment for Materials of Environmental Concern at any of the Locations, (ii) to remove or remediate Materials of Environmental Concern at any of the Locations, (iii) to give notice to or receive approval from any Governmental Authority pursuant to any Environmental Law with respect to any of the Business Locations, or (iv) to record or deliver to any person or entity any disclosure document or statement pertaining to environmental matters relating to any Location.

(d)  For purposes of this Agreement:

   (i) “Environment” shall have the meaning given at 15 U.S.C. § 2602 and 42 U.S.C. § 9601(8).

       (ii) “Environmental Claim” means any claim, action, cause of action, suit, proceeding, investigation, order, demand, or notice (written or oral) by any person or entity alleging liability, including, without limitation, liability for Remediation, investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, administrative fines or penalties arising out of, based on or resulting from (a) the presence, or Release into the environment, of, or human exposure to, any Material of Environmental Concern or (b) circumstances forming the basis of any violation, or alleged violation, of any Environmental Law

(iii) “Environmental Law” means all federal, state, local, and foreign laws, regulations, ordinances, permits, requirements of governmental authorities, and common law relating to pollution or protection of human health or the environment (including, without limitation, ambient air, surface water, ground water, land surface or subsurface strata, and natural resources), including, without limitation, Laws relating to (i) emissions, discharges, releases or threatened releases of, Remediation, or exposure to, Materials of Environmental Concern, (ii) the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Materials of Environmental Concern, (iii) recordkeeping, notification, disclosure and reporting requirements regarding Materials of Environmental Concern, and (iv) endangered or threatened species of fish, wildlife and plant and the management or use of natural resources.

(iv) “Materials of Environmental Concern” means chemicals, contaminants, “pollutants” as defined at 33 U.S.C. § 1326(6), “solid wastes” as defined at 42 U.S.C. § 6903(27), “hazardous wastes” as defined at 42 U.S.C. § 6903(5), “hazardous air pollutants” as defined at 42 U.S.C. § 7412(a)(6), “hazardous substances” as defined at 42 U.S.C. § 9601(14), toxic substances, petroleum and petroleum products, asbestos or asbestos-containing materials or products, chlorinated solvents, polychlorinated biphenyls, lead or lead-based paints or materials, radon, fungus, mold, mycotoxins or other substances that may have an adverse effect on human health or the environment.

(v) “Release” shall mean any “release” as defined at 42 U.S.C. § 9601(22), “disposal” as defined at 42 U.S.C. § 6903(3), or human exposure to Materials of Environmental Concern in violation of Environmental Laws.

(vi) “Remediate” or “Remediation” shall mean all removal, remedial, or response action as defined at 42 U.S.C. 9601(23)-(25), all corrective action, and/or all other activity to investigate, clean up, detoxify, decontaminate, contain or excavate, manage, or otherwise remove all Materials of Environmental Concern from the Environment.

4.7           BROKERS, FINDERS AND AGENTS.  With the exception of any brokerage fees payable to Hilco Corporate Finance, LLC and Hilco Real Estate, LLC, which brokerage fees shall be payable by Seller, Seller is not obligated to any broker or finder in connection with this Agreement or the transactions contemplated hereby.

5.0          REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to Seller as of the Closing Date as follows:

5.1           ORGANIZATION AND GOOD STANDING:  POWER AND AUTHORITY

Purchaser is a Corporation duly organized, validly existing and in good standing under the laws of the State of California and has full power and authority to enter into and perform this Agreement and the transactions and other agreements and instruments contemplated by this Agreement.  This Agreement has been and all the other agreements and instruments to be executed and delivered by Purchaser in connection herewith have been or will be duly executed and delivered by Purchaser.  This Agreement has been and all other agreements and instruments to be executed and delivered by Purchaser in connection herewith have been duly approved by the Board of Directors of Purchaser, and constitute the valid and binding obligations of Purchaser enforceable in accordance with their terms.

5.2           AUTHORITY; NO CONFLICT

Neither the execution and delivery of this Agreement and the other agreements and instruments to be executed and delivered in connection herewith by Purchaser, nor the performance by Purchaser of the transactions contemplated hereby or thereby, will:  (a) violate, conflict with, or constitute a default under, any of the terms of any Purchaser’s organizational documents; or (b) violate in any material respect any law, statute, judgment, decree, order, rule or regulation of any governmental authority.  Purchaser is not in violation of or in default under order, judgment or decree relating to the business of Purchaser, or by which Purchaser is bound, or in the payment of any of Purchaser’s monetary obligations or debts and, to the Purchaser’s best knowledge and belief, there exists no condition, circumstance or event which, after notice or lapse of time or both, would result in any such violation or default to the extent any of the foregoing would have a material adverse effect on the transactions contemplated by this Agreement.

5.3           PURCHASER’S FINANCIAL ABILITY TO CLOSE

Purchaser has, or will have at the Closing, all funds necessary to enable Purchaser to consummate the transactions contemplated by this Agreement including, without limitation, the payment of the Purchase Price to Seller and the performance of any obligations under the Assumed Liabilities.

5.4           BROKERS, FINDERS AND AGENTS

Purchaser is not obligated to any broker or finder in connection with this Agreement or the transactions contemplated hereby and Seller shall have no obligation with respect thereto.

6.0           COVENANTS OF SELLER PRIOR TO CLOSING DATE; ADDITIONAL AGREEMENTS

6.1           ACCESS

Between the date of this Agreement and the Closing Date, Seller will, (a) afford Purchaser on reasonable notice and at reasonable times, full access to the Business and its personnel, properties, contracts, books and records, and other documents and data, provided that Purchaser  uses all reasonable efforts not to disrupt Seller’s business operations, (b) furnish Purchaser with copies of all such contracts, books and records, and other existing documents and data as Purchaser may reasonably request, and (c) furnish Purchaser with such additional financial, operating, and other data and information as Purchaser may reasonably request.  All information provided to Purchaser shall be retained in strict confidence and all copies thereof, electronic or otherwise, shall be returned to Seller in the event that this Agreement is terminated without a Closing.

6.2           CONDUCT OF BUSINESS

Between the date of this Agreement and Closing Date, Seller will conduct the Business in the ordinary and usual course consistent with past practices of Seller, including using its commercially reasonable efforts to maintain and preserve the Assets, the employees and to encourage and maintain a favorable attitude toward the Business on the part of all customers, suppliers, creditors and landlords of the Business in a manner consistent with past practices of Seller.  Seller will not, without the prior consent of Purchaser, take any affirmative action, or fail to take any reasonable action within its control, as a result of which would materially adversely change the operation of the Business.

6.3           LETTERS OF CREDIT

Seller has posted a $150,000 letter of credit with respect to Store # 40 and a $50,000 letter of credit with respect to Store # 24 (collectively, the “Letters of Credit”) in connection with environmental remediation costs at each store.  To the extent that Store #24 or Store #40 are included in the Acquired Assets,  from and after the Closing and until the respective expirations of each of the Letters of Credit, Seller shall cause the Letters of Credit to remain in place to satisfy any obligations to post letters of credit with respect to Store # 40 and Store # 24 that Purchaser may have as a result of the assumption of the leases with respect to such stores, provided that (i) Purchaser shall indemnify Seller for the full amount of any draw upon either of the Letters of Credit; (ii) Seller shall be entitled to all amounts held as collateral to secure the Letters of Credit that may be due upon a termination of either of the Letters of Credit; and (iii) Purchaser shall have no rights to any amounts held as collateral for the Letters of Credit.  Seller shall have no obligation to extend or renew either of the Letters of Credit upon their expiration or termination.  Seller represents and covenants that Schedule 6.3 contains the names of the beneficiaries of the Letters of Credit, the amounts of the Letters of Credit, the description and location of any collateral posted for the Letters of Credit, and the expiration dates of said Letters of Credit.

7.0          REASONABLE ACCESS TO RECORDS AND CERTAIN PERSONNEL AND PRESERVATION OF RECORDS

7.1           REASONABLE ACCESS

So long as the Bankruptcy Cases are pending, following the Closing, Purchaser shall provide Seller’s counsel and other professionals employed in the Bankruptcy Cases with reasonable access to the financial and other books and records relating to the Assets (whether in documentary or data form) for the purpose of the continuing administration of the Bankruptcy Cases (including, without limitation, the pursuit of any avoidance, preference or similar actions), which access shall include (a) the right of such professionals to copy, at Seller’s expense, such documents and records as they may request in furtherance of the purposes described above, and (b) Purchaser’s copying and delivering to Seller or its professionals such documents or records as they may request, but only to the extent Seller or its professionals furnishes Purchaser with reasonably detailed written descriptions of the materials to be so copied and Seller reimburses Purchaser for the reasonable costs and expenses thereof.

7.2           PRESERVATION

So long as the Bankruptcy Cases are pending, following the Closing, Purchaser shall preserve and not destroy the financial and other books and records relating to the Assets (whether in documentary or data form).

8.0           BANKRUPTCY COURT APPROVAL

Promptly following the execution of this Agreement and the finalization of the auction sale, Seller will seek the entry of an order (the “Sale Order”) in the Bankruptcy Cases in accordance with Motion of the Debtors For an Order: (A)(I) Authorizing the Sale of Such Assets Free and Clear of Liens, Claims, Encumbrances, and Other Interests; (II) Authorizing and Approving Purchase Agreement Thereto; (III) Approving the Assumption and Assignment of Certain Executory Contracts and Unexpired Leases Related Thereto; and (IV) Granting Related Relief that (i) approves the sale of the Assets to Purchaser on the terms and conditions set forth in this Agreement and authorizes Seller to proceed with the sale of the Assets to Purchaser on the terms and conditions set forth in this Agreement, (ii) includes a specific finding that Purchaser is a good faith purchaser of the Assets within the meaning of §363(m) of the Bankruptcy Code and is entitled to the protections of §363(m) of the Bankruptcy Code, (iii) states that the sale of the Assets to Purchaser shall be free and clear of all interests and claims (except as expressly provided in this Agreement), and (iv) approves Seller’s assumption and assignment to Purchaser of the Property Leases and Equipment Leases pursuant to § 365 of the Bankruptcy Code subject to Purchaser’s ability to demonstrate to the Bankruptcy Court adequate assurance of future performance under the Property Leases and Equipment Leases.  Purchaser shall provide a copy of its financial statements and such other financial information reasonably available to Purchaser that is required by the Bankruptcy Court to demonstrate Purchaser’s ability to assume, or to take an assignment of, the Property Leases and the Equipment Leases.

9.0           TERMINATION

9.1           Notwithstanding anything herein to the contrary, this Agreement may be terminated, and the transactions contemplated by this Agreement abandoned, upon notice by the terminating party to the other parties:

(a)           at any time before the Closing, by Purchaser on the one hand, or Seller on the other hand, in the event of a material breach of this Agreement by the non-terminating party;

(b)           at any time after September 30, 2008, by either party if the Closing has not occurred on or before such date; provided, however, that the right to terminate this Agreement pursuant to this Section 9.1(b) shall not be available to a party if such party’s failure to fulfill any obligation under this Agreement shall have been the proximate cause of the failure of the Closing to have occurred on or prior to such date; or

(c)           by Purchaser if the Sale Order shall not have been entered by September 26, 2008 (but only if Purchaser exercises such right to terminate within five (5) business days thereafter).

9.2           If this Agreement is validly terminated pursuant to this Section 9, this Agreement will be null and void, and there will be no liability on the part of any party (or any of their respective officers, directors, trustees, employees, agents, consultants or other representatives).  Upon a termination of this Agreement, the Escrow Agent shall return the Deposit to the Purchaser unless the termination arises under Section 9.1(a) as a result of the material breach of this Agreement by the Purchaser.  If this Agreement is terminated by Seller pursuant to Section 9.1(a),  the Escrow Agent shall distribute the Deposit to Seller and retention of the Deposit by the Seller shall be the sole and exclusive remedy of Seller for the termination of this Agreement.

10.0          GENERAL PROVISIONS

10.1           EXPENSES

Except as otherwise expressly provided in this Agreement, each party to this Agreement will bear such party’s expenses incurred in connection with the preparation, execution, and performance of this Agreement, including all fees and expenses of its agents, representatives, counsel, and accountants.

10.2           PUBLIC ANNOUNCEMENTS

Any public announcement or similar publicity with respect to this Agreement will be issued, at such time and in such manner as Seller and Purchaser shall mutually agree.  Seller and Purchaser will consult with each other concerning the means by which Seller’s employees, customers, and suppliers and others having dealings with such Seller will be informed of the Agreement.

10.3           NOTICES

All notices, consents, waivers, and other communications under this Agreement must be in writing and will be deemed to have been duly given when (a) delivered by hand (with written confirmation of receipt), (b) sent by facsimile (with written confirmation of receipt), (c) three (3) days after mailed provided that a copy is mailed by registered mail, return receipt requested, or (d) when received by the addressee, if sent by a nationally recognized overnight delivery service (receipt requested), in each case to the appropriate addresses and facsimile numbers set forth below (or to such other addresses and facsimile numbers as a party many designate by notice to the other parties):

Seller:	c/o DCI Management Group, LTD.
Attention: Kevin M. Lyng
11811 N. Tatum Blvd., Suite #3031
Phoenix, AZ 85028
Telephone No. (602) 953-7714
Facsimile No. (602) 953-7715

With a copy (that will not constitute notice) to:	Young Conaway Stargatt & Taylor, LLP
The Brandywine Building
1000 West Street, 17th Floor
Wilmington, DE 19801
Attention: Craig D. Grear, Esquire
Telephone No. (302) 571-6612
Facsimile No. (302) 571-1253

Purchaser:	USDC Tuchman Indiana, Inc.
4040 MacArthur Blvd., Ste. 305
Newport Beach, CA 92660
Telephone No. 949-863-9669
Facsimile No. 949-863-9657

With a copy (that will not constitute notice) to:	Levene, Neale, Bender, Rankin, and Brill. LLP
10250 Constellation Blvd., Ste. 1700
Los Angeles, CA 90067
Attention: Martin J. Brill, Esquire
Telephone No. 310-229-1234
Facsimile No. 310-229-1244

10.4           ENTIRE AGREEMENT AND MODIFICATION

This Agreement supersedes all prior agreements between the parties with respect to its subject matter, and constitutes (along with the documents referred to in the Agreement) a complete and exclusive statement of the terms of the agreement between the parties with respect to its subject matter.  This Agreement may not be amended except by a written agreement executed by the party to be charged with the amendment.

10.5           ASSIGNMENTS, SUCCESSORS, AND NO THIRD-PARTY RIGHTS

Neither party may assign any of its rights under this Agreement without the prior written consent of the other parties, which consent shall not be unreasonably withheld.  Subject to the preceding sentence, this Agreement will apply to, be binding in all respects upon, and inure to the benefit of the successors and permitted assigns of the parties.  Nothing expressed or referred to in this Agreement will be construed to give any person other than the parties to this Agreement any legal or equitable right, remedy, or claim under or with respect to this Agreement or any provision of this Agreement.  This Agreement and all of its provisions and conditions are for the sole and exclusive benefit of parties to this Agreement and their successors and assigns.

10.6           SEVERABILITY

If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect.  Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

10.7           NO FINANCING CONTINGENCY

This Agreement is not contingent upon Purchaser’s arranging for a commitment for satisfactory financing.

10.8           SURVIVAL

None of the respective representations, warranties, covenants and agreements of Seller and Purchaser herein, or in any certificates or other documents delivered prior to or at the Closing, shall survive the Closing.

10.9           GOVERNING LAW

This Agreement will be governed by the laws of the State of Delaware without regard to conflicts of laws principles.

10.10          COUNTERPARTS

This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.

{Signature Page Follows}

IN WITNESS WHEREOF, this Agreement has been executed by the parties hereto, as of the date first above written.

SELLER:

Tuchman Cleaners, Inc.

By:	/s/ Kevin M. Lyng
Name: Kevin M. Lyng
Title: Chief Executive Officer

PURCHASER:

USDC Tuchman Indiana, Inc.

By:	/s/ Riaz Chautani
Name: Riaz Chautani
Title: Vice President